File No. _________________


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                            NIGEN Limited ("NIGEN"),
                       Kilroot Power, Ltd. ("Kilroot") and
                       Belfast West, Ltd. ("Belfast West")
                      (Names of foreign utility companies)

                               THE AES CORPORATION
    (Name of filing company, if filed on behalf of a foreign utility company)



ITEM 1

     Foreign utility status is claimed by NIGEN Limited ("NIGEN"), Kilroot Power, Ltd. ("Kilroot") and Belfast West, Ltd. ("Belfast West"). NIGEN, Kilroot and Belfast West are limited liability companies incorporated under the Laws of the United Kingdom ("U.K."). The business address for both NIGEN and Kilroot is Larne Road, Carrickgergus, County Antrim BT387LX, Northern Ireland. The business address for Belfast West is McCaughey Road, Belfast 839AG Northern Ireland.

     NIGEN is a joint venture company, 47.05 percent owned by AES Electric, Ltd. a U.K. subsidiary of The AES Corporation, a Delaware corporation, and 47.05 percent owned by a subsidiary of Tractebel, S.A., a Belgian utility. Kilroot and Belfast West are wholly owned direct subsidiaries of NIGEN. The remaining 5.9 percent of NIGEN is owned by the empoyees of Kilroot Power, Ltd. and Belfast West Power, Ltd.

     Kilroot is the owner and  operator of a 520 megawatt  dual-fired  (coal and oil) electricity generating power plant located in or near Carrickfergus , Northern Ireland. Belfast West is the owner and operator of a 240 megawatt coal-fired electricity generating power plant located in Belfast, Northern Irleand. The Kilroot and Belfast West plants have entered into long-term power sales contracts for the sale of their electricity to Northern Ireland Electricity, plc, a transmission and distribution company.


ITEM 2

         NIGEN, Kilroot, and Belfast West have no domestic associate public utility companies. Additionally, no state commission certification is required under Section 33(a)(2) of the Act in connection with this filing.


EXHIBIT A

         Not Applicable.


                                    Signature

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                               By : __________________________

                                    William R. Luraschi
                                    General Counsel
                                    The AES Corporation
                                    1001 N. 19th Street
                                    Arlington, Virginia 22209
                                    (703) 522-1315


Dated:  November 25, 1998